ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP
ATTORNEYS AT LAW

1900 AVENUE OF THE STARS, SUITE 2375
LOS ANGELES, CALIFORNIA 90067

TELEPHONE: (310) 229-1700
FACSIMILE: (310) 277-0035

Craig E. Gosselin	Writer’s Direct Dial Number
(310) 229-1709

May 1, 2007

VIA EDGAR AND FACSIMILE (202) 772-9366

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C. 20549

Re:
Comment letter dated April 24, 2007 (the “Comment Letter”), to Amendment No. 2 to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”),File No. 333-139299 (the “Registration Statement”), Form 10-Q SB/A for the Quarterly Period ended September 30, 2006 (the “10-Q SB/A”), Form 8-K dated September 26, 2006 (the “8-K”), and Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”)

Dear Mr. Mancuso:

As you know, we are counsel to the Company. The purpose of this letter is to provide the supplemental information requested by the Staff pursuant to Comment No. 1 of the Comment Letter.

Set forth below is a table which will be reconcilable to the selling stockholders table the Company proposes to include in Amendment No. 3. The Company intends to include in the Registration Statement only those selling stockholders who purchased shares of the Company’s Series A Preferred Stock in September 2006. All other previously included selling stockholders will be removed from the Registration Statement.

The table also includes, in the last column, the number of shares of Common Stock the Company proposes to register for each selling stockholder. The number of shares was determined with reference to the Company’s current public float of 417,976 shares.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 1, 2007

Name of Selling Stockholder	Outstanding Securities related to the Offered Shares	Common Stock Equivalent	Date of Acquisition	Consideration paid for the Outstanding Securities (Per Share)	Consideration paid per Common Stock Equivalent	Market Price for Company's Common Stock at the time of the issuance of the Outstanding Securities	Relationship between the Selling Stockholder and the Company and its Predecessor at the time of issuance of the Outstanding Securities	How the Company used the proceeds received for the Outstanding Securities	Proposed No. of Common Shares for Registration and Percentage of Public Float
Erasmus Louisiana Growth Fund, L.P.	2,000,000	2,635,901	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
St. Cloud Capital Partners, LP	2,300,000	3,031,286	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
C. David Callaham	1,920,000	2,530,465	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Portland Fixture Limited Partnership	500,000	658,975	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
The Richard Aronow Trust	500,000	658,975	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Nautilus Trust	340,000	448,103	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Alegre Trust	330,000	434,924	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 1, 2007

Name of Selling Stockholder	Outstanding Securities related to the Offered Shares	Common Stock Equivalent	Date of Acquisition	Consideration paid for the Outstanding Securities (Per Share)	Consideration paid per Common Stock Equivalent	Market Price for Company's Common Stock at the time of the issuance of the Outstanding Securities	Relationship between the Selling Stockholder and the Company and its Predecessor at the time of issuance of the Outstanding Securities	How the Company used the proceeds received for the Outstanding Securities	Proposed No. of Common Shares for Registration and Percentage of Public Float
Rader Living Trust	330,000	434,924	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Gregory W. Econn Trust	250,000	329,488	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Geller Living Trust	200,000	263,590	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	35,000 (8.4%) (1)
James A. Sears	200,000	263,590	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Armando Engenheiro	150,000	197,693	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Belinda Fung Pui Kit	100,000	131,795	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
James W. Econn Family Trust	100,000	131,795	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 1, 2007

Name of Selling Stockholder	Outstanding Securities related to the Offered Shares	Common Stock Equivalent	Date of Acquisition	Consideration paid for the Outstanding Securities (Per Share)	Consideration paid per Common Stock Equivalent	Market Price for Company's Common Stock at the time of the issuance of the Outstanding Securities	Relationship between the Selling Stockholder and the Company and its Predecessor at the time of issuance of the Outstanding Securities	How the Company used the proceeds received for the Outstanding Securities	Proposed No. of Common Shares for Registration and Percentage of Public Float
Ravi Bhaskaran	100,000	131,795	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Donald A. Buss	80,000	105,436	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	70,000 (16.7%)
Curtis Palmer	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)
FOB I	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	This trust is controlled by a lawyer who has performed corporate legal services for the Company (not securities legal services)	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)
JKCM and M, LLC	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)
Kent Liu	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 1, 2007

Name of Selling Stockholder	Outstanding Securities related to the Offered Shares	Common Stock Equivalent	Date of Acquisition	Consideration paid for the Outstanding Securities (Per Share)	Consideration paid per Common Stock Equivalent	Market Price for Company's Common Stock at the time of the issuance of the Outstanding Securities	Relationship between the Selling Stockholder and the Company and its Predecessor at the time of issuance of the Outstanding Securities	How the Company used the proceeds received for the Outstanding Securities	Proposed No. of Common Shares for Registration and Percentage of Public Float
Matador Microcap LP	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)
Michael Marchetti	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	65,898 (15.8%)
Shahriar Alikhani	50,000	65,898	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	35,000 (8.4%) (2)
Brian Weiss	30,000	39,539	9/20/2006	$1.00	$0.76	$3.10	Accounting Consultant	To finance the Vanguard acquisition, and provide growth capital	39,539 (9.5%)
Benjamin Hom	30,000	39,539	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	39,539 (9.5%)
John E. Anderson III	30,000	39,539	9/20/2006	$1.00	$0.76	$3.10	None	To finance the Vanguard acquisition, and provide growth capital	39,539 (9.5%)
1,634,001

(1)
These entities are controlled by persons who are members or managers of St. Cloud Capital Partners LP. As a result, the Company proposes to reduce more significantly the number of shares it would register for these entities.

(2)	This individual is a member or manager of JKCM and M, LLC. As a result, the Company proposes to reduce more significantly the number of shares it would register for this individual.

ZIMMERMANN, KOOMER, CONNOLLY & FINKEL LLP

Russell Mancuso
May 1, 2007

After you have had a chance to review the Company’s supplemental information, please contact the undersigned at (310) 229-1709 to discuss it.

Very truly yours,

/S/ Craig E. Gosselin

CRAIG E. GOSSELIN

CEG:crd

cc:	Tim Buchmiller
Brian Cascio
W. Bruce Comer, III
Heng Chuk